EXHIBIT 21

Subsidiaries of Brainstorm Cell Therapeutics Inc.

Subsidiary	Jurisdiction of Incorporation
Advanced Cell Therapies Ltd.	Israel
BrainStorm Cell Therapeutics Ltd.	Israel
BrainStorm Cell Therapeutics UK Ltd.*	United Kingdom

* Wholly owned subsidiary of BrainStorm Cell Therapeutics Ltd.